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                                                                     EXHIBIT 3.1

                                    AMENDMENT
                                     TO THE
                              AMENDED AND RESTATED
                                     BYLAWS
                                       OF
                        ENGINEERING MEASUREMENTS COMPANY


         Article I, Section 6 is amended in its entirety to read as follows:

         6. QUORUM. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. A majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on the matter. If a quorum does not exist with respect to any voting group, the president, the board of directors, chief executive officer, chairman of the board, or the holders of a majority of outstanding shares, whether present in person or by proxy, whether or not a member of that voting group, may adjourn the meeting to a different date, time, or place, and (subject to the next sentence) notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed pursuant to
Section I.3.(c), notice of the adjourned meeting shall be given pursuant to
Section I.5. to persons who are shareholders as of the new record date. At any adjourned meeting at which a quorum exists, any matter may be acted upon at such adjourned meeting pursuant to applicable law; provided, however, that, if new notice is given of the adjourned meeting, then such notice shall state the purpose or purposes of the adjourned meeting sufficiently to permit action on such matters. Once a share is represented for any purpose at a meeting, including the purpose of determining that a quorum exists, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for that adjourned meeting.


         Approved by the Board of Directors by Consent in Lieu of Special Meeting dated October 22, 2000.